SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                             Commission File Number:  000-24001
(Check one)

| X | Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      |  | Form 10-Q and Form 10-QSB      |  | Form N-SAR

         For the period ended December 31, 2003

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Eventemp Corporation

Former name if applicable:

Address of principal
executive office:          2100 West Loop South, Suite 900

City, State and Zip Code:  Houston, TX 77027

                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-KSB could not be provided within the prescribed time period without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
             Jimmy D. Wright             (713)           590-3791
             ------------------          -------------------------------------
                (Name)                   (Area Code)   (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          |X| YES  |  | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         |  | YES | X | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:
         -----------


                  N/A

                                   Eventemp Corporation
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 30, 2004                 By /s/ Jimmy D. Wright
                                                  ----------------
                                           Jimmy D. Wright
                                           President

EXHIBIT 1.1 - Letter from Accountants



STATEMENT BY MALONE & BAILEY, PLLC

March 28, 2003

To the Board of Directors
         Eventemp Corporation

We are currently engaged in completing an examination of the financial statements of Eventemp Corporation for the year ended December 31, 2002. Confirmation of account balances and other essential information with key customers or others is an essential part of the examination and certain confirmation requests have not been returned as of this date. Since we have not received all the confirmations necessary to complete the audit, we are unable to estimate whether there will be any significant changes in the operating statement.

We will not be able to complete our examination and render an opinion on the financial statements on or before March 31, 2003, the date by which the Company is required to file its annual report with the Securities and Exchange Commission on Form 10-KSB.

/s/ John C. Malone

John C. Malone, CPA
Malone & Bailey, PLLC
Houston, Texas